AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 400, 455 Granville Street info@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

TSX-V: ASM
U.S. OTC BB: ASGMF
September 25, 2008	Berlin & FSE: GV6

APPOINTMENT AND RESIGNATION OF CORPORATE SECRETARY

Avino Silver & Gold Mines Ltd. (the “Company”) is pleased to announce the appointment of Ms. Dorothy Chin as Corporate Secretary of the Company to replace Mimy Fernandez-Maldonado, who resigned as of August 31, 2008.

Ms. Chin is a member of the Chartered Secretaries Canada, a Canadian Division of The Institute of Chartered Secretaries and Administrators (“ICSA”). She has more than 15 years experience in the mining and resource sectors, serving with public companies in regulatory compliance, governance, and administration of corporate affairs.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.